Exhibit 99.3

Universe Pharmaceuticals INC Reports Financial Results for The First Six Months of Fiscal Year 2022

Ji’an, Jiangxi, China, August 16, 2022 /PRNewswire/ -- Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced its unaudited financial results for the first six months of fiscal year 2022 ended March 31, 2022.

Mr. Gang Lai, Chairman and CEO of Universe Pharmaceuticals INC, commented, “During the first six months of fiscal year 2022, we have navigated business uncertainties and adjusted our business strategy to offset the impact of reduced product sales volume due to the resurgence of COVID-19 cases and related lockdowns. As a result, we generated $24.2 million in revenue for the six months ended March 31, 2022, slightly lower than the same period of last year, demonstrating the considerable efforts we made during this challenging period. To complement our offline sales channels, we established a strategic priority in developing online business channels, which helps us to seize the opportunity and is expected to drive our business growth in the fast-evolving market. Through executing our growth strategy of emphasizing digital marketing and expanding our sales on e-commerce platforms, we expect to improve our brand recognition, deliver products to more customers, and expand our business scale. Looking forward, we intend to continue implementing our expansion strategy, which we believe will allow us to achieve greater market penetration and expand our customer base, with the goal creating long-term value for our shareholders.”

Financial Highlights for the Six Months Ended March 31, 2022

	For the Six Months Ended March 31,
($ millions, except per share data)	2022	2021	% Change
Revenues	24.2	24.3	-0.4%
Income from operations	2.7	9.6	-71.8%
Net income	1.7	7.1	-75.8%
Earnings per share	0.08	0.44	-81.8%

●	Revenues slightly decreased by 0.4% to $24.2 million for the six months ended March 31, 2022 from $24.3 million for the six months ended March 31, 2021, primarily attributable to decreased sales volume of the Company’s traditional Chinese medicine derivatives (“TCMD”) products and third-party products by 2,454,463 units, or 17.3%, and the decreased average selling price of third-party products by $0.32 per unit, or 14.7%, partially offset by the increased average selling price of the Company’s TCMD products by $0.74 per unit, or 50.7%.

●	Income from operations was $2.7 million for the six months ended March 31, 2022, representing a decrease of 71.8% from an income from operations of $9.6 million for the six months ended March 31, 2021.

●	Net income was $1.7 million for the six months ended March 31, 2022, representing a decrease of 75.8% from a net income of $7.1 million for the six months ended March 31, 2021.

●	Earnings per share was $0.08 for the six months ended March 31, 2022, representing a decrease of 81.8% from earnings per share of $0.44 for the six months ended March 31, 2021.

Financial Results for the Six Months Ended March 31, 2022 Compared to the Six Months Ended March 31, 2021

Revenues

Total revenues decreased by $0.1 million, or 0.4%, to $24.2 million for the six months ended March 31, 2022, from $24.3 million for the six months ended March 31, 2021.

	For the Six Months Ended March 31,
	2022			2021
($ millions)	Revenue	Cost of revenue	Gross margin	Revenue	Cost of revenue	Gross margin
TCMD products sales	15.4	4.9	67.7%	13.3	5.4	59.3%
Third-party products sales	8.8	5.5	37.9%	11.0	6.9	37.2%
Total	24.2	10.4	56.8%	24.3	12.3	49.3%

Sales of TCMD products increased by $2.1 million, or 15.3%, to $15.4 million for the six months ended March 31, 2022, from $13.3 million for the six months ended March 31, 2021. The increase in the sales of the TCMD products was due to an increase in the average selling price of the Company’s TCMD products by $0.74 per unit, or 50.7%, to $2.20 per unit in the six months ended March 31, 2022, from $1.46 per unit in the six months ended March 31, 2021.

Sales of third-party products decreased by $2.2 million, or 19.4%, to $8.8 million for the six months ended March 31, 2022, from $11.0 million for the six months ended March 31, 2021. Sales volume of third-party products slightly decreased by 5.6%, to 4,763,265 units sold in the six months ended March 31, 2022, from 5,043,984 units sold in the six months ended March 31, 2021. In the six months ended March 31, 2022, due to a change in product mix, the Company’s average selling price of third-party products decreased by $0.32 per unit, or 14.7%, to $1.86 per unit in the six months ended March 31, 2022, from $2.18 per unit in the six months ended March 31, 2021.

Cost of revenues and Gross profit

Cost of revenues decreased by $1.9 million, or 15.1%, to $10.4 million for the six months ended March 31, 2022, from $12.3 million for the six months ended March 31, 2021.

Gross profit increased by $1.8 million to $13.8 million for the six months ended March 31, 2022, from $12.0 million for the six months ended March 31, 2021. Gross margin increased by 7.5% to 56.8% for the six months ended March 31, 2022, from 49.3% for the six months ended March 31, 2021.

Operating expenses

Selling expenses increased by $7,970,484, or 718.5%, to $9,079,771 for the six months ended March 31, 2022, from $1,109,287 for the six months ended March 31, 2022, primarily attributable to (i) an increase in advertising expenses by $7,952,604, or 2,979.8%, from $266,884 in the six months ended March 31, 2021, to $ 8,219,488 in the six months ended March 31, 2022. In September 2021, the Company entered into an advertising service agreement with a third party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”), pursuant to which, Fengyang Legend agreed to assist the Company in developing and producing a television advertisement for promoting the sales of the Company’s major TCMD products, Bai Nian Dan and Guben Yanling Pill, and coordinating with a TV channel to broadcast the advertisement to targeted geographic market areas. Pursuant to the terms of this agreement, the Company made an advance payment in the amount of 30% of the total advertising service fee to Fengyang Legend, and the Company paid Fengyang Legend another 58% of the total advertising service fee when the TV channel on which the advertisement is broadcasted was determined. Since the Company’s TV advertisement was first broadcasted in October 2021, the Company’s prepayment to Fengyang Legend has been charged to advertising expenses during the six months ended March 31, 2022, which led to higher advertising expenses in the six months ended March 31, 2022; (ii) an increase in the Company’s salary and benefit expenses paid to its sales employees by $35,852, or 8.7%, from $411,310 in the six months ended March 31, 2021 to $447,162 in the six months ended March 31, 2022, and an increase in business travel and meal expenses by $30,343, or 111.8%, from $27,145 in the six months ended March 31, 2021 to $57,488 in the six months ended March 31, 2022, primarily due to the Company’s increased sales activities during the six months ended March 31, 2022; and (iii) a decrease in shipping and delivery expenses by $45,538, or 11.6%, from $393,446 in the six months ended March 31, 2021 to $347,908 in the six months ended March 31, 2022, due to the Company’s decreased sales volume during the six months ended March 31, 2022.

General and administrative expenses increased by $845,425, or 85.8%, to $1,830,923 for the six months ended March 31, 2022 from $985,498 for the six months ended March 31, 2021, primarily attributable to (i) an increase in the Company’s office supply and utility expenses by $104,770, or 69.4%, to support its administration activities; (ii) an increase in the Company’s salaries, welfare expenses and insurance expenses paid to administration employees by $37,911, or 12.3%, because of a higher amount of annual bonus distributed to administrative staffs in the six months ended March 31, 2022 as compared to the six months ended March 31, 2021, and (iii) an increase in bad debt expense by $688,064, or 338.5%, because the Company accrued more bad debt expenses based on its assessment of the collectability of the accounts receivable and advance to suppliers, offset by a decrease in consulting fees by $46,700 because the Company incurred higher amount of consulting services fees in the six months ended March 31, 2021 before the Company completed its initial public offering (the “IPO”).

Research and development expenses decreased by $166,207, or 53.5%, to $144,461 for the six months ended March 31, 2022, from $310,668 for the six months ended March 31, 2021, primarily attributable to a decrease in the materials used in the research and development activities.

Other income (expenses), net

Total other expenses, net, increased by $632,947, or 2,607.7%, to $608,675 for the six months ended March 31, 2022 from $24,272 for the six months ended March 31, 2021.

Provision for income taxes

Provision for income taxes was $1.6 million for the six months ended March 31, 2022, representing a decrease of $0.8 million, or 34.5%, from $2.4 million for the six months ended March 31, 2021 due to the Company’s decreased taxable income.

Net income

Net income was $1.7 million for the six months ended March 31, 2022, representing a $5.4 million decrease from a net income of $7.1 million for the six months ended March 31, 2021.

Basic and diluted earnings per share were $0.08 for the six months ended March 31, 2022, representing a decrease of 81.8% from basic and diluted earnings per share of $0.44 for the six months ended March 31, 2021.

Balance Sheet

As of March 31, 2022, the Company had cash of $14.2 million, as compared to $8.1 million as of September 30, 2021.

Cash Flow

Net cash provided by operating activities was $6.1 million for the six months ended March 31, 2022, compared with $1.1 million for the six months ended March 31, 2021.

Net cash used in investing activities was $55,091 for the six months ended March 31, 2022, compared with $50,875 for the six months ended March 31, 2021.

Net cash used in financing activities was $19,991 for the six months ended March 31, 2022, compared with net cash provided by financing activities of $24,136,556 for the six months ended March 31, 2021.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31,	September 30
ASSETS	2022	2021
CURRENT ASSETS:
Cash	$14,236,300	$8,077,908
Short-term investments	14,344,092	13,725,204
Accounts receivable, net	18,816,406	15,573,742
Inventories, net	3,385,872	2,462,542
Due from related parties	356,290	236,982
Advance to suppliers	103,653	2,738,313
Prepayment for advertising	-	7,492,320
Prepaid expenses and other current assets	418,170	174,053
TOTAL CURRENT ASSETS	51,660,783	50,481,064

Property, plant and equipment, net	4,985,035	4,681,353
Prepayments made to a related party for purchase of property	2,520,000	2,476,800
Prepayments for construction in progress	10,448,944	10,712,160
Intangible assets, net	178,764	178,483
Investment in equity securities	586,674	744,924
Deferred tax assets	985,961	869,997
TOTAL NONCURRENT ASSETS	19,705,378	19,663,717

TOTAL ASSETS	$71,366,161	$70,144,781

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$4,410,000	$4,334,400
Accounts payable	3,645,443	5,310,526
Taxes payable	962,790	1,101,460
Due to related parties	7,293	19,723
Accrued expenses and other current liabilities	1,182,353	444,319
TOTAL CURRENT LIABILITIES	10,207,879	11,210,428

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares and 21,750,000 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	67,969	67,969
Additional paid-in capital	29,279,159	29,279,159
Statutory reserves	2,439,535	2,439,535
Retained earnings	26,790,666	25,058,931
Accumulated other comprehensive income	2,580,953	2,088,759
TOTAL SHAREHOLDERS’ EQUITY	61,158,282	58,934,353

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$71,366,161	$70,144,781

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended March 31,
	2022	2021

REVENUE	$24,202,340	$24,292,948
COST OF REVENUE AND RELATED TAX	10,445,906	12,304,678
GROSS PROFIT	13,756,434	11,988,270

OPERATING EXPENSES
Selling expenses	9,079,771	1,109,287
General and administrative expenses	1,830,923	985,498
Research and development expenses	144,461	310,668
Total operating expenses	11,055,155	2,405,453

INCOME FROM OPERATIONS	2,701,279	9,582,817

OTHER INCOME (EXPENSES)
Interest expense, net	(88,389)	(46,671)
Other income (expense), net	634	(8,227)
Short-term investment income	696,430	-
Equity investment income	-	30,626
Total other income (expense), net	608,675	(24,272)

INCOME BEFORE INCOME TAX PROVISION	3,309,954	9,558,545

PROVISION FOR INCOME TAXES	1,578,219	2,410,747

NET INCOME	1,731,735	7,147,798

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	492,194	797,643
COMPREHENSIVE INCOME	$2,223,929	$7,945,441

Earnings per common share - basic and diluted	$0.08	$0.44
Weighted average shares - basic and diluted	$21,750,000	$16,168,956

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	$1,731,735	$7,147,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	292,111	243,466
Loss from disposal of fixed assets	1,011	-
Changes in allowance for doubtful accounts	100,406	(203,253)
Changes in inventory reserve	(16,508)	(76,734)
Deferred income tax provision (benefit)	(100,406)	71,221
Short-term investment income	(696,430)	-
Changes in operating assets and liabilities:
Accounts receivable	(3,060,116)	(6,322,074)
Inventories	(860,517)	(2,864,911)
Advance to suppliers, net	2,664,149	-
Prepayment for advertising	7,593,960	-
Advances to related parties	(110,241)	-
Prepaid expenses and other current assets	(240,164)	(3,098,993)
Accounts payable	(1,751,013)	5,801,410
Taxes payable	(157,280)	55,105
Accrued expenses and other current liabilities	727,506	305,094
Net cash provided by operating activities	6,118,203	1,058,129

Cash flows from investing activities:
Purchases of property and equipment	(55,629)	(50,875)
Proceeds from disposal of equipment	538	-
Net cash used in investing activities	(55,091)	(50,875)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,255,200	1,220,800
Repayment of bank loans	(1,255,200)	(1,220,800)
Net proceeds from initial public offerings	-	21,941,916
Proceeds from (repayment of) related party borrowings	(19,991)	2,194,640
Net cash provided by (used in) financing activities	(19,991)	24,136,556

Effect of changes of foreign exchange rates on cash	115,271	797,117
Net increase in cash	6,158,392	25,940,927
Cash, beginning of period	8,077,908	10,058,202
Cash, end of period	$14,236,300	$35,999,129

Supplemental disclosure of cash flow information
Cash paid for interest	$103,765	$65,775
Cash paid for income tax	$1,880,314	$3,364,769

Supplemental non-cash financing activity:
Subscription receivable from issuance of ordinary shares under initial public offerings	$-	$3,571,241
Cost of construction in progress paid in prior years	$448,342	$-